SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29708]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 24, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 19, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Bryce Capital Funds [File No. 811-21575]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 17, 2010, applicant transferred its assets to the Dblaine Fund, a series of Dblaine

Investment Trust, based on net asset value. Expenses of $15,971 incurred in connection with the

reorganization were paid by Dblaine Capital, LLC, the investment adviser to the surviving fund.

Filing Dates: The application was filed on December 17, 2010, and amended on February 18,

2011 and June 20, 2011.

Applicant's Address: 95 Allens Creek Rd., Bldg. 1, Suite 201, Rochester, NY 14618.

Master Senior Floating Rate LLC [File No. 811-10171]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On April 28, 2011, applicant made a final liquidating

distribution to its sole shareholder, based on net asset value. No expenses were incurred in

connection with the liquidation.

Filing Date: The application was filed on May 20, 2011.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Endowments [File No. 811-1884]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 1, 2011, applicant transferred its assets to Capital U.S. Equity Fund, a series of Capital

Private Client Services Funds, based on net asset value. Expenses of $44,920 incurred in connection with the reorganization were paid by Capital Research and Management Company, applicant's investment adviser.

Filing Date: The application was filed on May 25, 2011.

Applicant's Address: One Market, Steuart Tower, Suite 2000, San Francisco, CA 94105-1409.

Natixis Cash Management Trust [File No. 811-2819]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 11, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $14,340 incurred in connection with the liquidation were paid by applicant and applicant's investment adviser, Natixis Asset Management Advisors, L.P. ("Natixis"). Outstanding expenses of $351,059 will be paid by retained cash and a receivable from Natixis.

Filing Date: The application was filed on June 9, 2011.

Applicant's Address: 399 Boylston St., Boston, MA 02116.

Prudential Small-Cap Core Equity Fund, Inc. [File No. 811-8167]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 15, 2011, applicant transferred its assets to Prudential Small Cap Value Fund, Inc., a series of Prudential Investments Portfolio 5, based on net asset value. Expenses of $276,000 incurred in connection with the reorganization were paid by Prudential Investments Portfolio 5, on behalf of the acquiring fund.

Filing Date: The application was filed on June 13, 2011.

Applicant's Address: Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary